Exhibit 99.1

ATIF Holdings Limited Launches Investment and Financial Analysis Reporting Business

SHENZHEN, China, July 19, 2019 – ATIF Holdings Limited (“ATIF”, or the “Company”), a company providing financial consulting services to small and medium-sized enterprises (“SMEs”) in Asia, today announced that it had launched a new investment and financing analysis reporting business (the “Reporting Business”).

There are approximately 70 million SMEs in China. After 2000, a number of these enterprises began to go public overseas, and equity investment has since become a hot topic in the development of enterprises in China. However, the non-standardization and uncertainty of the equity investment market, the uneven quality of available investment projects, and the difficulty in finalizing financing arrangements have caused some enterprises with urgent need of financing to face fundraising challenges. In addition, most SMEs in need of financing have fewer opportunities to connect with investors because of the lack of standardized reporting in China.

The Company already has a professional investment and financing team to conduct its Reporting Business. The Company expects to provide SMEs with comprehensive investment and financial analysis reports for their sustainable development. The Company also expects to provide investors with objective and fair due diligence reports so that they can accurately understand market positioning and investment opportunities of the companies and better manage risk.

Mr. Jun Liu, the Chief Executive Officer of the Company, commented, “For investors, our reports can help them analyze and explore the investment value of venture companies in a comprehensive and multi-perspective manner to aid in decision making and minimize investment risks. For SMEs, our reports can be used for self-diagnosis and financial planning, thereby increasing the options available for obtaining equity financing.”

Mr. Liu continued, “We launched our Reporting Business as an attempt to standardize China’s investment and financing market. With our brand influence as a Nasdaq listed company, we will ensure each of our reports is professional and authoritative and provide reasonable solutions for all our clients.”

About ATIF Holdings Limited

Headquartered in Shenzhen, China, ATIF is a company providing financial consulting services to small and medium-sized enterprises in Asia. The Company’s core businesses include going public consulting services, international financial consulting services, and financial media services. The Company has advised several enterprises in China to go public in the U.S. At present, the Company has business centers and service centers in Hong Kong and Shenzhen, and a team of experienced consulting professionals. The Company owns www.chinacnnm.com, a news and media website that provides social news and financial information to the Asian region. For more information, please visit https://www.atifchina.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com